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Exhibit 12

TriMas Corporation

Computation of Ratio of Earnings to Fixed Charges

(Dollars In Thousands)

	For The Years Ended December 31
	2009	2008	2007	2006	2005
Earnings (Loss) Before Income Taxes and Fixed Charges:
Income (loss) from continuing operations before income taxes	$21,080	$(123,600)	$(174,870)	$(110,620)	$(350)
Fixed charges	60,380	58,690	79,080	89,680	76,610
Amortization of other interest charges	1,590	2,310	2,330	4,260	4,900

Earnings (loss) before income taxes and fixed charges	$83,050	$(62,600)	$(93,460)	$(16,680)	$81,160

Fixed Charges:
Interest expense	$55,520	$53,570	$73,460	$83,510	$70,700
Estimated interest factor for rentals	4,860	5,120	5,620	6,170	5,910

Fixed charges	60,380	58,690	79,080	89,680	76,610

Ratio of earnings to fixed charges	1.4	n/a (1)	n/a (1)	n/a (1)	1.1

(1)
For purposes of calculating the ratio of earnings to fixed charges, earnings represents income (loss) from continuing operations before income taxes, plus fixed charges and amortization of interest-related charges not included in interest expense. Fixed charges include interest expense (including amortization of deferred financing costs and debt extinguishment costs) and the portion of operating rental expense which management believes is representative of the interest component of rent expense (assumed to be 33%). For the years ended December 31, 2008, 2007 and 2006, additional earnings of $121.3 million, $172.5 million and $106.4 million, respectively, would have been required to make the ratio 1.0x.

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  Exhibit 12
TriMas Corporation Computation of Ratio of Earnings to Fixed Charges (Dollars In Thousands)